Exhibit 99.3
WNS (HOLDINGS) LIMITED
PROXY STATEMENT
ANNUAL GENERAL MEETING
To be Held on August 8, 2007
This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board” or the “Board of Directors”) of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company” or “WNS”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on Wednesday, August 8, 2007, at 2.00 pm, at the registered office of the Company located at Channel House, 7 Esplanade, St Helier, Jersey JE4 5UW, Channel Islands, or any adjournments thereof, for the purposes summarized in the accompanying Notice of Annual General Meeting and described in more detail in this Proxy Statement.
Shareholders Entitled to Notice of and to Vote at the Annual General Meeting
The Board has fixed the close of business on June 27, 2007 as the date for determining those holders of ordinary shares (collectively, the “Shareholders”) who will be entitled to notice of and to vote at the Annual General Meeting. Copies of the Notice of Annual General Meeting, this Proxy Statement, the accompanying instrument appointing a proxy or proxies, and the notice of availability of the Company’s annual report on Form 20-F for the financial year ended March 31, 2007 (the “Annual Report”) were first mailed to Shareholders on or about July 5, 2007. Shareholders are advised to read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.
A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares.
At the close of business on May 31, 2007, there were 41,895,246 ordinary shares issued and outstanding.
Quorum
No business may be transacted at any general meeting unless a quorum of Shareholders entitled to vote at the meeting is present. Pursuant to the Articles of Association of the Company, the quorum for the holding of general meetings is not less than two Shareholders, present in person or by proxy, holding ordinary shares conferring not less than one-third of the total voting rights of all the ordinary shares issued and outstanding. If a quorum is not present, the Annual General Meeting will be adjourned to 2.00 pm on August 14, 2007 at Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands.
Proxies
To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. a board minute) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at the registered office of the Company at Channel House, 7 Esplanade, St. Helier, Jersey JE4 5UW, Channel Islands not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote. A proxy need not be a Shareholder. Shareholders may appoint any member of the Board or any other person as their proxy. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the meeting in person.

A Shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the Shareholder for the number of shares specified in the instrument appointing the person a proxy. If a Shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of shares held by the Shareholder for which the relevant person is appointed his proxy. Each duly appointed proxy has the same rights as the Shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of shares held by the Shareholder for which the relevant proxy is appointed his proxy.
A proxy may be revoked by: (i) giving the Company notice in writing deposited at the Company’s registered office (care of Capita Secretaries Limited, Channel House, 7 Esplanade, St Helier, Jersey, Channel Islands) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new form of proxy with the Company’s Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new form of proxy will only be a valid proxy, as opposed to being capable of revoking an earlier form of proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the shares for which the relevant proxy is appointed his proxy.
Voting
On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting. In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the holder whose name appears first in order in the Register of Members, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.
Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company at its registered office (at least 48 hours before the time appointed for the Annual General Meeting) will be voted at the Annual General Meeting in accordance with Shareholders’ instructions contained in the instrument.
Resolutions 1 to 5 are proposed as ordinary resolutions. On a show of hands, each of the ordinary resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in the manner described above, each of the ordinary resolution(s) to be proposed at the Annual General Meeting for which voting by poll is demanded will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented, with each Shareholder present in person or by proxy having one vote for each ordinary share held or represented. In the event of an equality of votes, whether upon a show of hands or on a poll, the Chairman of the Annual General Meeting shall not be entitled to a second or casting vote.
Cost of Soliciting Proxies
The entire cost of the solicitation of proxies for the Annual General Meeting will be borne by WNS.
SUMMARY OF PROPOSALS
Shareholders will be requested to vote on the following proposals at the Annual General Meeting:
1.	Adoption of the audited accounts of the Company for the financial year ended March 31, 2007, together with the auditors’ report;

2.	Re-appointment of the Company’s auditors;

3.	Approval of auditors’ remuneration;

4.	Re-election of class 1 Directors, Richard O. Bernays and Sir Anthony A. Greener; and

5.	Approval of Directors’ remuneration.
PROPOSAL NO. 1
THAT the audited accounts of the Company for the financial year ended March 31, 2007, including the report of the auditors, be and hereby are adopted
A company’s auditors are required by the Companies (Jersey) Law 1991 (the “Jersey Companies Act”) to make a report to the company’s shareholders on the accounts examined by them. The auditors’ report must state whether in their opinion the accounts have been properly prepared in accordance with the law and in particular whether a true and fair view is given.
The Company’s financial statements included in the Annual Report have been prepared in conformity with United States generally accepted accounting principles and are accompanied by the auditors’ report from Ernst & Young. Shareholders are requested to adopt the audited accounts of the Company for the year ended March 31, 2007, together with the auditors’ report.
The Board recommends a vote “FOR” the adoption of the audited accounts of WNS for the financial year ended 31 March 2007, together with the auditors’ report.
PROPOSAL NO. 2
THAT Ernst & Young be and hereby is re-appointed as the Company’s auditors until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2008
A public company is required by law at each annual general meeting to appoint auditors to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting to examine the accounts of the Company and to report thereon.
Shareholders are requested to approve the re-appointment of Ernst & Young as the Company’s auditors until the conclusion of the annual general meeting of the Company to be held in 2008 to examine the accounts in respect of the financial year ending March 31, 2008 and to report thereon.
The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote “FOR” the re-appointment of Ernst & Young as auditors of the Company until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2008.
PROPOSAL NO. 3
THAT a maximum sum of $750,000 be and hereby is approved as being available for the payment of the remuneration of Ernst & Young as auditors for their audit services to be rendered in respect of financial year ending March 31, 2008 and that the Board or a committee thereof is authorised to determine the remuneration payable from time to time to the auditors during this period subject to the maximum sum stipulated

Under the articles of association of the Company the shareholders in general meeting fix the remuneration of the auditors. The level of fees to be charged by the auditors for audit services to be rendered in respect of the financial year ending March 31, 2008 is not known. Company is requesting shareholders’ approval for an aggregate sum of $750,000 to be available for the payment of remuneration to the auditors for their audit services to be rendered during the financial year ending March 31, 2008. The precise amount to be paid to the auditors for audit services, subject to a maximum fee of $750,000, will be determined by the Board.
The Board upon the recommendation of the audit committee recommends a vote ‘FOR’ the approval of a maximum sum of $750,000 being available for payment to auditors’ for the audit services to be rendered in respect of fiscal 2008.
PROPOSAL NO. 4
THAT the following class I Directors be and hereby are re-elected to hold office as class I Directors from the date of the Annual General Meeting: (a) Mr. Richard O. Bernays; and (b) Sir Anthony A. Greener
Mr. Guy Sochovsky, Mr. Richard O. Bernays and Sir Anthony A. Greener are currently the class 1 Directors of the Company. The period of office of class I Directors expires at this Annual General Meeting. Mr. Guy Sochovsky will resign from the Board of the Company effective from July 24, 2007 and as such is not seeking re-appointment as director at the Annual General Meeting. It is proposed that Mr. Richard O. Bernays and Sir Anthony A. Greener be re-elected as class I directors.
The biographies of these Directors and a complete listing of all our Directors are provided in this Proxy Statement.
The Board recommends a vote “FOR” the re-election of each of Mr. Richard O. Bernays and Sir Anthony A. Greener to the Board of Directors.
PROPOSAL NO. 5
THAT:
(a)	an aggregate sum of $2 million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding the making of awards of options and restricted stock units referred to in (b) below) to the Directors of the Company, to be applied as the Directors may decide in their discretion, for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2008; and
(b)	as a further part of the Directors’ remuneration, the making of awards under the 2006 Stock Incentive Plan to Directors by the compensation committee of the Board in its discretion for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2008 be and hereby is approved, provided that the maximum aggregate number of ordinary shares in the capital of the Company that may be issued or transferred pursuant to any Awards made or to be made to the Directors pursuant to the 2006 Incentive Award Plan of the Company is limited to 3 million.
In accordance with Article 102 of the Articles of Association of the Company, the Company is requesting Shareholders’ approval for an aggregate sum of $2 million to be available for the payment of remuneration and other benefits (excluding the making of awards pursuant to the Company’s 2006 Incentive Award Plan which are to be made in accordance thereof) and Awards to be granted in accordance with the Company’s

2006 Incentive Award Plan to the Directors of the Company for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2008. The aggregate sum of remuneration and other benefits (excluding the making of awards pursuant to the Company’s 2006 Incentive Award Plan which were made in accordance thereof) paid to the Directors for their services rendered during the financial year ended March 31, 2007 was $1.55 million. Our Directors were granted options to purchase 292,000 shares and 125,000 restricted share units during fiscal 2007.
The Board recommends a vote “FOR” the approval of a maximum sum of $2 million as being available for the payment of Directors’ remuneration and other benefits and making of awards in accordance with the Company’s 2006 Stock Incentive Plan during the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of financial year ending March 31, 2008.
OTHER BUSINESS
The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

DIRECTORS AND SENIOR MANAGEMENT
Our board of directors consists of eight directors.
The following table sets forth the name, age (as of May 31, 2007) and position of each of our directors and executive officers as of the date hereof.

Name	Age	Designation
Directors
Ramesh N. Shah(1)	58	Chairman of the Board
Neeraj Bhargava	43	Co-Founder of WNS (Holdings) Limited, Director and Group Chief Executive Officer
Jeremy Young(2)	41	Director
Guy Sochovsky(3)	31	Director
Eric B. Herr(2)(4)(5)	59	Director
Deepak S. Parekh(3)(5)(6)	62	Director
Richard O. Bernays(2)(3)(5)(7)	64	Director
Anthony Armitage Greener(8)	67	Director
Executive Officers(9)
Zubin Dubash	47	Group Chief Financial Officer
Alan Stephen Dunning	50	Co-Founder of WNS (Holdings) Limited, Managing Director of WNS UK
Anup Gupta	35	Chief Executive Officer — Travel Services
Bernard Donoghue(10)	48	Chief Executive Officer — WNS Assistance
J.J. Selvadurai	48	Chief Executive Officer — Enterprise Services
Anish Nanavaty	39	Chief Executive Officer — Knowledge Services
Arjun Singh	46	Chief Executive Officer — BFSI

Notes:

(1)	Chairman of the Compensation Committee. Mr. Bernays will be appointed as Chairman of the Compensation Committee in place of Mr. Shah in July 2007.

(2)	Member of the Nominating and Corporate Governance Committee.

(3)	Member of the Audit Committee. Mr. Sochovsky will resign as a director prior to the next annual general meeting in July 2007.

(4)	Chairman of the Audit Committee.

(5)	Member of the Compensation Committee.

(6)	Chairman of the Nominating and Corporate Governance Committee.

(7)	Appointed as a director in November 2006. Mr. Bernays will be appointed as Chairman of the Compensation Committee in place of Mr. Shah in July 2007.

(8)	Appointed as a director in June 2007. Sir Anthony will be appointed as a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee in July 2007.

(9)	Other executive officers who are not directors.

(10)	Appointed as Chief Executive Officer — WNS Assistance with effect from May 1, 2007 in place of Mr. Edwin Donald Harrell. Mr. Harrell has assumed the position as our Chief Technology Officer — WNS Assistance since May 2007.
Summarized below is relevant biographical information covering at least the past five years for each of our directors, executive officers and other managers.
Directors
Ramesh N. Shah is our Chairman and was appointed to our board of directors in July 2005. Mr. Shah is based in New York. In addition to his role as Chairman of the Board, he mentors our North American sales team and manages key external stakeholder relationships. He was also the interim chief executive officer of our BFSI business unit (excluding WNS Assistance) prior to Mr. Arjun Singh’s appointment as the chief executive officer of our BFSI business unit in November 2006. Prior to WNS, he was the chief executive officer for the Retail Banking division at GreenPoint Bank and has held senior positions at American Express, Shearson and Natwest. Mr. Shah received a Master of Business Administration from Columbia University and a Bachelor of Arts degree from Bates College. The business address for Mr. Shah is 420 Lexington Avenue, Suite 2515, New York, New York 10170, USA.
Neeraj Bhargava is a co-founder of WNS (Holdings) Limited and Group Chief Executive Officer and was appointed to our board of directors in May 2004. Mr. Bhargava is based in Mumbai, India. Mr. Bhargava’s responsibilities as Chief Executive Officer include executing our business strategy and managing the overall performance and growth of our organization. Mr. Bhargava co-founded WNS (Holdings) Limited in 2002 and served as the President and Group Chief Financial Officer before becoming our Group Chief Executive Officer in May 2004. Mr. Bhargava received a Master of Business Administration from the Stern School of Business, New York University, and a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi University. The business address for Mr. Bhargava is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Jeremy Young was appointed to our board of directors as a nominee of Warburg Pincus in May 2004. Mr. Young held various positions at Baxter Healthcare International, Booz, Allen & Hamilton International and Cellular Transplant/ Cytotherapeutics before he joined Warburg Pincus in 1992. He received a Master of Arts degree in English from Cambridge University and a Master of Business Administration from Harvard Business School. He focuses on business services and is also a director of Fibernet Communications, Warburg Pincus Roaming II S.A and e-Verger Limited. The business address for Mr. Young is Warburg Pincus International LLC, Almack House, 28 King Street, St. James, London, SW1Y 6QW, England.
Guy Sochovsky was appointed to our board of directors as a nominee of Warburg Pincus in January 2006. Mr. Sochovsky joined Warburg Pincus in February 2000 and focuses on business services investments. Prior to joining Warburg Pincus, Mr. Sochovsky was with Goldman Sachs in London. He received a Bachelor of Arts, Honors degree in Modern History from Oxford University in 1997. Mr. Sochovsky is also a director of Warburg Pincus Roaming II S.A. The business address for Mr. Sochovsky is Warburg Pincus International LLC, Almack House, 28 King Street, St. James, London, SW1Y 6QW, England.
Eric B. Herr was appointed to our board of directors in July 2006. Mr. Herr is based in the United States. He currently serves as the Chairman of the board of directors for Workscape Inc. (since 2005) and on the board of directors of Taleo Corporation (since 2002). He also serves as the Chairman of the audit committee of Taleo Corporation. Previously, Mr. Herr served as Chief Financial Officer of Autodesk, Inc. (1992 to 1997). Mr. Herr received a Master of Arts degree in Economics from Indiana University and a Bachelor of Arts degree in Economics from Kenyon College. The business address for Mr. Herr is P.O. Box 719, Bristol, NH 03222, USA.
Deepak S. Parekh was appointed to our board of directors in July 2006. Mr. Parekh is based in Mumbai, India. He currently serves as the Chairman (since 1993) and Chief Executive Officer of Housing Development Finance Corporation Limited (“HDFC”), a housing finance company in India which he joined in 1978. Mr. Parekh is the non-executive Chairman (since 1994) of one of our clients, GlaxoSmithKline Pharmaceuticals Ltd. Mr. Parekh is also a director on the board of several Indian public companies such as Siemens Ltd. (since 2003), HDFC Chubb General Insurance Co. Ltd. (since 2002), HDFC Standard Life Insurance Co. Ltd. (since 2000), HDFC Asset Management Co. Ltd (since 2000), Housing Development Finance Corporation Ltd (since 1985), Castrol India Ltd. (since 1997), GlaxoSmithKline Pharmaceuticals Ltd. (since 1994), Infrastructure Development Finance Co. Ltd (since 1997), Hindustan Lever Ltd. (since 1997), Hindustan Oil Exploration Corporation Ltd. (since 1994), Mahindra & Mahinda Ltd. (since 1990) and The Indian Hotels Co. Ltd. (since 2000). Mr. Parekh received a Bachelor of Commerce degree from the Bombay University and holds a Financial Chartered Accountant degree from England and Wales. The business address for Mr. Parekh is Housing Development Finance Corporation Limited, Ramon House, H.T. Parekh Marg, 169 Backbay Reclamation, Churchgate, Mumbai — 400020, India.
Richard O. Bernays was appointed to our board of directors in November 2006. Prior to his retirement in 2001, Mr. Bernays held various senior positions at Old Mutual, plc, a London-based international financial services company, and most recently served as Chief Executive

Officer of Old Mutual International. Previously, he was a senior executive at Jupiter Asset Management (1996), Hill Samuel Asset Management (1991 to 1996) and Mercury Asset Management (1971 to 1992). Mr. Bernays currently serves in several board roles, including as non-executive chairman of Hermes Pensions Management, director of Singer and Friedlander (2003 to 2005) and as the non-executive director of Throgmorton Trust plc, Gartmore Global Trust plc, Impax Environmental Markets Trust plc, Martin Curie Income and Growth Trust, Majid Al Futaim Trust and Charter European Trust plc. Mr. Bernays is also a member of the Supervisory Board of the National Provident Life. He received a Masters of Arts degree from Trinity College, Oxford University. The business address of Mr. Bernays is Lloyds Chambers, 1 Portsoken Street, London E1 8H2, England.
Sir Anthony Armitage Greener was appointed to our board of directors in June 2007. Sir Anthony is based in London and is the Chairman of the Qualifications and Curriculum Authority. He was also the Deputy Chairman of British Telecom (2001 to 2006) and Chairman of Diageo plc (1997 to 2000). Prior to that, Sir Anthony was the Chairman and Chief Executive of Guinness plc (1992 to 1997) and the Chief Executive Officer of Dunhill Holdings (1974 to 1986). Sir Anthony was also previously on the board of directors of Robert Mondavi (2000 to 2005), Louis Vuitton Moët Hennessy (1989 to 1997), Reed International (1990 to 1998) and Reed Elsevier plc (1993 to 1998). Sir Anthony is presently a director of Williams Sonoma. Sir Anthony was honored with a knighthood in 1999 for his services to the beverage industry. Sir Anthony is a Fellow Member of the Chartered Institute of Management Accountants, and Vice-President of the Chartered Institute of Marketing. The business address of Sir Anthony is QCA, 83, Piccadilly, W1J 8QA London, England.
Executive Officers
Zubin Dubash serves as our Group Chief Financial Officer. Mr. Dubash is based in Mumbai, India and joined WNS in 2004. Mr. Dubash’s responsibilities as Chief Financial Officer include finance and accounting, legal and regulatory compliance and risk management. Prior to joining WNS, Mr. Dubash was an executive director of the Indian Hotels Company Limited (a Tata Group company). Mr. Dubash received a Bachelor of Commerce degree from Sydenham College, Bombay University and an MBA from The Wharton School. He is a member of Institute of Chartered Accountants in England and Wales. Mr. Dubash is also a director of Trent Limited (a Tata Group company). The business address for Mr. Dubash is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Alan Stephen Dunning is a co-founder of WNS (Holdings) Limited and Managing Director of WNS UK. He is based in the UK and served as the Chief Executive Officer of our travel business unit until March 2006. Currently he is the Managing Director for UK and Europe. Mr. Dunning is responsible for managing key client relationships in the travel business unit, apart from focusing on new product development and providing overall leadership to our UK team. Prior to joining us, Mr. Dunning was Managing Director of Speedwing (the British Airways subsidiary that previously owned our business). Mr. Dunning received a Bachelor of Arts degree from Leicester University, UK. The business address for Mr. Dunning is Ash House, Fairfield Avenue, Staines, Middlesex, TW1 84AN, England.
Anup Gupta serves as Chief Executive Officer of our travel business unit. Mr. Gupta is based in Mumbai, India and has led the establishment of many new initiatives at WNS. Prior to joining our company in 2002, he was a Principal at eVentures India, a News Corp. and SoftBank backed-venture fund, where he developed many companies in the offshore services areas. Previously, Mr. Gupta was a management consultant with Booz Allen & Hamilton where he worked on client engagements in India, Asia and Europe. Mr. Gupta received a graduate diploma in management from the Indian Institute of Management, Calcutta, and a Bachelors in Technology degree from the Indian Institute of Technology. The business address for Mr. Gupta is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli West, Mumbai 400 079, India.
Bernard Donoghue is the Chief Executive Officer of WNS Assistance, our insurance business unit, and joined WNS in 2003. He is currently responsible for WNS UK’s business development and insurance business. Prior to joining WNS, Mr. Donoghue held various positions at Hays Plc, where he served as the Managing Director of Hays Customer Solutions and later as Managing Director of one of Hays Group BPO businesses. He has over nine years of experience in BPO outsourcing both onshore and offshore. Prior to that, Mr. Donoghue served as the Regional Director for British Gas. Mr. Donoghue received a Diploma in Management from

Middlesex University. The business address for Mr. Donoghue is Ash House, Fairfield Avenue, Staines, Middlesex, TW1 84AN, England.
J.J. Selvadurai serves as Chief Executive Officer of our enterprise services business unit. Mr. Selvadurai is a business process outsourcing industry specialist with over 20 years of experience in offshore outsourcing. He pioneered such services in Sri Lanka and set up and managed many processing centers in the Philippines, India, Pakistan and the UK. Mr. Selvadurai is a certified electronic data management and processing trainer. Prior to joining WNS in 2002, Mr. Selvadurai was Asia Managing Director (Business Process Outsourcing services) of Hays plc, a FTSE 100 B2B services company. Mr. Selvadurai is certified in data management and is a member of the data processing institute. The business address for Mr. Selvadurai is Ash House, Fairfield Avenue, Staines, Middlesex, TW18 4AN, England.
Anish Nanavaty serves as Chief Executive Officer of our knowledge services business unit. Prior to that, Mr. Nanavaty was the Executive Vice President of sales and business development for our travel services business unit in North America and was responsible for strategy, business development, marketing, alliance creation, and client delivery. Prior to joining WNS in 2002, Mr. Nanavaty served as a senior member of the India practice of The Monitor Group, a leading strategy consulting firm, as the director of business development with Enron India and as a consultant with Mars & Co., which provides general business strategy advice to Fortune 100 companies. Mr. Nanavaty received a Bachelor of Science and Economics degree from The Wharton School at the University of Pennsylvania. The business address of Mr. Nanavaty is Infinity Towers, 6th Floor, DLF Cyber City, Phase -II, Gurgaon 122 002, India.
Arjun Singh serves as Chief Executive Officer of our BFSI business unit. Prior to joining WNS in November 2006, Mr. Singh was the Regional Director of client services in ABN-AMRO, Amsterdam, responsible for major corporate clients in 22 countries across Europe. Prior to that, Mr. Singh was the quality and Six Sigma leader for Gecis (now Genpact). He started his career with Unilever, India (Brooke Bond India Ltd.), and has also held senior positions at ANZ Grindlays Bank (India and Melbourne). Mr. Singh received a post-graduate diploma in management, systems and finance from the Indian Institute of Management, and a Bachelor’s degree in chemical engineering from the Indian Institute of Technology. The business address for Mr. Singh is Infinity Tower, 6th Floor, DLF Phase II, DLF Cyber city, Gurgaon, India.
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
Our Compensation Philosophy and Practice
The following contains a description and analysis of the compensation arrangements and decisions we made for our executive officers and other managers for fiscal 2007 and 2006. Other managers refer to our officers who are holding positions of Executive Vice President, Senior Vice President or their equivalent.
General Philosophy
A combination of base salary, performance-based bonus and equity awards (as long-term incentives) is used to compensate our executive officers and other managers. The compensation for our executive officers and other managers is designed (a) to be competitive with compensation packages of comparable information technology, or IT, and IT-enabled services, or ITES, companies in India, particularly ITES companies in the BPO sector as we compete directly with these companies for the same talent-pool to provide services to similar clients; and (b) to retain and attract talent from the US and Europe which is required to meet our needs as a global BPO company, particularly as all of our clients are based outside of India.
The IT and BPO sectors have been leading growth sectors in India in the recent years and compete with each other for managerial talent required to drive their growth. We, in turn, routinely adjust our compensation levels in order to attract and retain employees with the requisite managerial skills and background. We also routinely review compensation packages offered by peer companies in the countries where our executive officers and other managers are located to assess our competitiveness. In particular, to serve the needs of our clients in the UK and the US, we set our compensation levels with a view to be in a competitive position to actively recruit senior management talent based in these two countries.

In general, at the beginning of each year, our board of directors sets individual and group performance targets for our executive officers and other managers. For our executive officers, the incentive awards, consisting of performance-based bonus and equity award, are linked primarily to our growth for earnings (net income excluding stock compensation and amortization charges) and revenue less repair payments and other strategically important targets. For other managers, the incentive awards are linked primarily to the achievement of the operational goals for the areas of operations managed by them and, to a lesser extent, to our overall annual performance.
Determination of Compensation
The compensation committee is provided with the primary authority to determine and approve the compensation package, as well as the individual elements of the compensation package, of our executive officers. Consistent with the last two fiscal years, an independent global human resource consulting firm, Mercer Human Resource Consulting, or Mercer, was retained by the compensation committee to assist it in the determination of the key elements of our compensation package. To aid the compensation committee in making its determination, our Chairman of the Board, our Group Chief Executive Officer, and our Chief People Officer, who is the head of our human resource department, provide recommendations to the compensation committee regarding the compensation of our executive officers based upon Mercer’s recommendations as well as their own analyses. To determine the compensation of our executive officers, the compensation committee, in turn, reviews the performance of these executive officers, and participates in discussions with the Chairman of the Board and the Group Chief Executive Officer, and considers their recommendations in the light of Mercer’s compensation survey findings of comparable companies and recommendations to determine and approve our executive officers’ compensations. For other managers, the compensation committee determines the maximum equity awards to be granted and the guidelines for making such grants and authorizes the Group Chief Executive Officer, in consultation with the Chairman of the Board, to determine the awards to be granted to these members of the management team subject to the maximum number of awards and guidelines. In addition, our Group Chief Executive Officer, our Chairman of the Board and our Chief People Officer, in consultation with the Chief Executive Officer of each of our business units and the head of each of our enabling units, determine the base salary and bonus of our other managers.
Target Overall Compensation
We set our overall compensation targets in close consultation with Mercer. In fiscal 2006, in conjunction with our preparation for our initial public offering in July 2006, Mercer’s work included conducting a survey of the prevailing compensation practices within the IT and ITES/BPO industries in India and the US to advise the compensation committee on compensation structures and appropriate amounts and nature of compensation for our executive officers and other managers to ensure that our compensation package is competitive in our markets. The companies selected by Mercer for its survey for benchmarking our executive officers’ compensation also included companies in similar industries and size that were recently listed in the US at that time. The selected peer group of companies included SynTel, LLC and Convergys Corporation from the data processing, outsourced services and telecommunication services industries, and Cognizant Technology Solutions Corporation, Covansys Corp. and Kanbay, Inc. from the IT consulting and other services industries.
The Mercer survey provided us with a starting point in the determination of our overall compensation targets. In addition, we considered factors which from our experience have been important in the retention of our employees and the feedback received from our employees as well as potential employees during recruitment to determine the overall compensation targets. In the case of our Group Chief Executive Officer, we also considered our overall performance under his leadership and the opportunity cost of finding a suitable replacement for him. Based upon Mercer’s recommendations and the other considerations discussed above, the compensation committee determined and approved the fiscal 2007 target overall compensation for our executive officers in February 2006.
Allocation Among Compensation Components
The compensation package for our executive officers and other managers comprises a base salary, a cash bonus and the grant of equity awards in the form of stock options and RSUs linked to performance. The mix of compensation components varies based on the seniority level of the executive officer. We typically allocate proportionately more performance-based compensation for the more senior levels of management to ensure that their total compensation reflects our overall success or failure and to motivate these senior management team members to meet appropriate performance measures, thereby maximizing total return to shareholders. Correspondingly, the weight of the base salary component in the overall compensation is greater for lower levels of management.
Each vested option is exercisable into one ordinary share and each vested RSU entitles the holder of such RSU to purchase one ordinary share. We use the Black-Scholes valuation model to determine the fair value of our options which is currently approximately 50% of our stock price (or, in the case of options granted prior to our initial public offering, at 50% of the independent stock valuation). In fiscal 2007, the mix of equity awards between stock options and RSUs granted was in the ratio of two to one.
Base Salary. We pay a base salary to our executive officers and other managers to enable them to maintain a standard of living in keeping with their professional standing and background within their communities. Data from Mercer’s survey of our peer group of companies was a significant factor in determining the salary levels. We also relied heavily on our recruiting experience for senior executive level positions. It is our experience that base salary levels are considered to be more important in attracting the right candidates for our Senior Vice President level positions and below than for more senior management level positions and we set base salaries accordingly to compete for the right talent at each level.
Cash Bonus. Cash performance bonuses are awarded at the end of each fiscal year based upon the achievement of individual and group performance targets. The cash performance bonuses payable are accrued every month. Statutorily applicable taxes and contributions payable on these amounts are deducted before payment. Our executive officers and other managers have a diverse set of measurable goals that are designed to promote the interests of our three key constituencies, namely, shareholders, customers and employees, and includes building our organization capabilities as well as other strategically important initiatives. These goals reflect their key responsibilities during the year, which range from sales targets to operational goals, and are typically listed as each individual’s key performance indicators. The key performance indicators are identified during the individual’s annual performance review process. The key performance indicators include the following key financial metrics:
•	group profit after taxes, plus share-based compensation expenses plus amortization of intangible assets

•	operating margins;

•	annual revenue less repair payments; and

•	exit revenue less repair payments, which is the average monthly revenue less repair payments earned calculated based on the last two months of the fiscal year.
In addition, for fiscal 2006 and 2007, the key performance indicators included the following additional performance targets for the following executive officers:
•	Group Chief Executive Officer — retention of key managers holding a position of Assistant Vice President and above and the successful completion of our initial public offering;

•	Chairman of the Board — achievement of specified revenue targets in the US;

•	Group Chief Financial Officer — the successful completion of our initial public offering; and

•	Managing Director of WNS UK — achievement of specified revenue targets in the UK.
Further, the Mercer study, which benchmarked peer group companies, was used to set bonus targets as a percentage of the base salary for our executive officers and other managers.
Equity Awards. SFAS 123(R), which requires stock options granted to be recognized as an accounting expense, became effective for us on April 1, 2006. As a result, RSUs, as a compensation tool, became as attractive as stock options and we decided to grant RSUs together with stock options in the equity award component of compensation. We believe that RSUs provide as much incentive as stock options to motivate employees to perform at a high level. An added attraction of RSUs for a growing company like ours is that fewer RSUs need to be granted to provide equivalent value as compared to stock options, thereby reducing the dilutive impact to shareholders.
In determining equity compensation, our board of directors first determines the maximum equity dilution that may result from equity awards and the maximum amount of equity-based compensation expense that may be incurred for the fiscal year. Thereafter, based upon the recommendations of our human resource department, we determine the proportion of stock options and RSUs to be granted for each level of our executive officers and other managers. Finally, with the approval of our compensation committee, we determine the total number of stock options and RSUs to be granted to each level of our executive officers and other managers based on the fair market value of the options on the grant date. The grant of these awards is based upon an individual’s performance and typically occurs after the end of the fiscal year as a part of the annual performance appraisal process. However, for fiscal 2007, most of the grants were made in July 2006. The existing or vested equity holdings of an employee or the number of prior awards granted are not taken into consideration in determining the number of awards to be granted.
The performance goals for the award of equity awards to our executive officers and other managers are the same as the performance goals to be considered for cash performance bonus payments. Both stock options and RSUs typically vest over a period of three years in equal installments from the date of grant. An individual must remain in our employment and must not have resigned prior to the date of vesting. The share-based compensation expenses are amortized over the vesting period.
Mercer has recommended regular annual equity grants to our executive officers and other managers at the levels of Senior Vice Presidents and above. Based on Mercer’s recommendation, we use a tiered approach that denominates award values as a percentage of salary. These awards vest in equal installments over a period of three years on each anniversary of the date of grant.
Retirement Benefits
We maintain retirement benefit plans in the form of certain statutory and incentive plans for our executive officers and other managers. The features and benefits of these plans are largely governed by applicable laws and market practices in the countries in which we operate and, accordingly, vary from country to country in which we operate. For more information, see “— Employee Benefit Plans.”
Perquisites and Other Benefits
The perquisites and benefits granted to our executive officers and other managers are designed to comply with the tax regulations of the applicable country and therefore vary from country to country in which we operate. To the extent consistent with the tax regulations of the applicable country, the benefits include:
•	medical insurance;
•	leave travel assistance;
•	telephone expenses reimbursement;
•	food coupons; company car schemes;
•	petrol and maintenance for cars;
•	health clubs;
•	accident and life insurance (based on the level of seniority);
•	leased accomodation; and
•	relocation benefits (individually negotiated).
We review and adjust our benefits based upon the competitive practices in the local industry, inflation rates, and tax regulations every fiscal year. Our underlying philosophy is to provide the benefits that are ordinarily required by our employees for their well-being in their daily lives and to negotiate group-level discounted rates so that all of our employees will be able to pay less than what they would otherwise pay as individuals for the same level of benefits, and maximize the overall value of their compensation package.
In countries where it is not possible or it does not make economic sense to provide the same level of benefits that may be provided in other locations, we pay equivalent cash compensation to our employees.

Severance Benefits
Under each of our employment agreements with our Group Chief Executive Officer, Chairman of Board and Group Chief Financial Officer, if we terminated their employment without cause or if they terminated their employment with us for good reasons, such as a material decrease in their role and responsibilities or in their salary or bonuses opportunity), they would be entitled to receive the severance benefits described at “— Employment Agreements of Certain Executive Officers” below.
Under each of our employment agreements with our other executive officers, if we terminated their employment without cause or if the executive officer resigned for good reason, such executive officer will be entitled to receive a lump-sum severance payment in an amount ranging between three to 12 months of their base salary, and in some cases, up to one year’s target bonus, and an acceleration of vesting of stock options and RSUs.
Change in Control Arrangements
In the event of a change in control, all granted but unvested stock options and RSUs under the 2006 Incentive Award Plan would immediately vest and become exercisable by our executive officers subject to certain conditions set out in the applicable stock option plans.
Compensation of Directors and Executive Officers
The aggregate compensation (including contingent or deferred payment) paid to our executive directors and executive officers for services rendered during fiscal 2007 is $4,616,040, which was comprised of $2,831,815 paid towards salary, $1,331,215 paid towards bonus and $453,010 paid towards social security, medical and other benefits. This includes compensation paid to Mr. Alan Stephen Dunning for services rendered during fiscal 2007 as the Managing Director of WNS UK, which became an executive officer level position on March 30, 2007. The total compensation paid to our most highly compensated executive during fiscal 2007 was $826,566 (which was comprised of $467,076 paid towards salary, $325,000 paid towards bonus payments and $34,490 paid towards social security, medical and other benefits).
The aggregate compensation paid to our non-executive directors for fiscal 2007 was $122,209, which comprised $17,000 in sitting fees and $105,209 in retainership fees.
Certain of our directors and executive officers were granted 454,000 options and 206,250 RSUs under the 2006 Incentive Award Plan during fiscal 2007.
Under the 2006 Incentive Award Plan, our independent directors each received options to purchase 14,000 shares initially and an option to purchase 7,000 shares upon reelection to our board of directors at each annual meeting of shareholders thereafter. The options granted to independent directors will be non-qualified options with a per share exercise price equal to 100% of the fair market value of a share on the date that the option is granted. Options granted to independent directors will become exercisable in cumulative annual installments of 33 1/ 3% on each of the first, second and third anniversaries of the date of grant.
Employment Agreements of Certain Executive Officers
The employment agreement we have entered into with Mr. Neeraj Bhargava in July 2006 to serve as our chief executive officer for a three-year term will renew automatically for additional one-year increments, unless either we or Mr. Bhargava elect not to renew the term. Under the agreement, Mr. Bhargava is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, in July 2006 and April 2007, Mr. Bhargava was granted stock options and RSUs to purchase an aggregate of 268,100 shares that will vest over a three-year period, subject to his continued employment with us. If Mr. Bhargava’s employment is terminated by us without cause (as defined in the employment agreement), he will be entitled to receive his base salary for a period of 12 months after the date of such termination, in addition to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses. Mr. Bhargava would also be entitled to health benefits during those 12 months to the extent permitted under our health plans.

If Mr. Bhargava’s employment is terminated by us without cause or by Mr. Bhargava for good reason (each as defined in the employment agreement) and Mr. Bhargava executes a general release and waiver of claims against us, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Bhargava will be entitled to receive severance payments and benefits from us as follows: (i) 24 months of base salary and healthcare benefits from his date of termination; (ii) a lump sum payment equal to twice his effective target bonus; and (iii) accelerated vesting of the stock options and RSUs granted under this employment agreement through the end of the month of termination. If we experience a change in control while Mr. Bhargava is employed under this agreement, all of the stock options and RSUs granted to Mr. Bhargava under this employment agreement will vest and the stock options will become exercisable on a fully accelerated basis.
The employment agreement we have entered into with Mr. Ramesh Shah in July 2006 to serve as our chairman for a three-year term will renew automatically for additional one-year increments, unless either we or Mr. Shah elect not to renew the term. Under the agreement, Mr. Shah is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, in July, 2006 and April 2007, Mr. Shah was granted stock options and RSUs to purchase an aggregate of 227,188 shares that will vest over a three-year period, subject to his continued employment with us. If Mr. Shah’s employment is terminated by us without cause (as defined in the employment agreement), he will be entitled to receive his base salary for 12 months after the termination, in addition to all accrued and unpaid salary, earned bonus, accrued and unused vacation and all benefits as set out in the employment agreement.
If Mr. Shah’s employment is terminated by us without cause or by Mr. Shah for good reason (each as defined in the employment agreement) and Mr. Shah executes a general release and waiver of claims against us, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Shah will be entitled to receive severance payments and benefits from us as follows: (i) 24 months of base salary and healthcare benefits from his date of termination; (ii) a lump sum payment equal to twice his effective target bonus; and (iii) accelerated vesting of the stock options and RSUs granted under this employment agreement through the end of the month of termination. If we experience a change in control while Mr. Shah is employed under this agreement, all of the stock options and RSUs granted to Mr. Shah under this employment agreement will vest and the stock options will become exercisable on a fully accelerated basis.
The employment agreement we have entered into with Mr. Dubash in July 2006 to serve as our chief financial officer for a three-year term will renew automatically for additional one-year increments, unless either we or Mr. Dubash elect not to renew the term. Under the agreement, Mr. Dubash is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. In addition, pursuant to the agreement, in July, 2006 and April 2007, Mr. Dubash was granted stock options and RSUs to purchase an aggregate of 66,797 shares that vest over a three-year period, subject to his continued employment with us.
If Mr. Dubash’s employment is terminated by us without cause or by Mr. Dubash for good reason (each as defined in the employment agreement) and Mr. Dubash executes a general release and waiver of claims against us, subject to his continued compliance with certain non-competition and confidentiality obligations, Mr. Dubash will be entitled to receive severance payments and benefits from us as follows: (i) 24 months of base salary and healthcare benefits from his date of termination; (ii) a lump sum payment equal to twice his effective target bonus; and (iii) accelerated vesting of the stock options and RSUs granted under this employment agreement through the end of the month of termination. If we experience a change in control while Mr. Dubash is employed under this agreement, all of the stock options and RSUs granted to Mr. Dubash under this employment agreement will vest and the stock options will become exercisable on a fully accelerated basis.

Options and Restricted Share Units Granted
     The following table sets forth information concerning options and RSUs granted to our directors and executive officers in fiscal 2007 on the following terms:

	Number of Ordinary Shares
	Underlying
Name	Options Granted	RSUs Granted	Exercise Price Per Share(1)	Expiration Date
Directors
Ramesh N. Shah	115,000	57,500	$20.00	July 25, 2016

Neeraj Bhargava	135,000	67,500	$20.00	July 25, 2016

Jeremy Young	—	—	—	—

Guy Sochovsky	—	—	—	—

Eric B. Herr	14,000	—	$20.00	July 25, 2016

Deepak S. Parekh	14,000	—	$20.00	July 25, 2016

Richard O. Bernays(2)	14,000	—	$28.87	November 14, 2016

Anthony Armitage Greener(3)	—	—	—	—

Pulak Prasad(4)	—	—	—	—

Nitin Sibal(5)	—	—	—	—

Miriam Strouse(5)	—	—	—	—

Timothy Hammond(5)	—	—	—	—

Executive Officers
Zubin Dubash	25,000	12,500	$20.00	July 25, 2016

Alan Stephen Dunning	20,000	10,000	$20.00	July 25, 2016

Anup Gupta	20,000	10,000	$20.00	July 25, 2016

	5,000	2,500	$30.31	December 15, 2016

David Charles Tibble(6)	—	—	—	—

Edwin Donald Harrell(7)	5,000	2,500	$20.00	July 25, 2016

Bernard Donoghue(8)	2,500	1,250	$20.00	July 25, 2016

J.J. Selvadurai	20,000	10,000	$20.00	July 25, 2016

	5,000	2,500	$30.21	January 20, 2017

Anish Nanavaty	2,500	1,250	$20.00	July 25,2016

Arjun Singh	62,500	31,250	$28.35	October 3, 2016

Notes:

(1)	Applicable in respect of options granted. There is no exercise price for RSUs.

(2)	Appointed as a director in November 2006.

(3)	Appointed as a director in June 2007. The information in this table excludes options to purchase 14,000 shares granted to Sir Anthony Armitage Greener in June 2007.

(4)	Resigned as a director in November 2006.

(5)	Resigned as a director in July 2006.

(6)	Retired as Chairman of WNS UK in March 2007.

(7)	Retired as Chief Executive Officer — WNS Assistance in May 2007.

(8)	Appointed as Chief Executive Officer — WNS Assistance in May 2007.
Employee Benefit Plans
We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees.
Provident Fund
In accordance with Indian and Sri Lankan laws, all of our employees in India and Sri Lanka are entitled to receive benefits under the Provident Fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12% of the employee’s base salary). These contributions are made to the Government Provident Fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $3.2 million in fiscal 2007, $1.8 million in fiscal 2006 and $1.0 million in fiscal 2005 to the Government Provident Fund.
US Savings Plan
Eligible employees in the US participate in a savings plan, or the US Savings Plan, pursuant to Section 401(k) of the United States Internal Revenue Code, or the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions thereunder. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code.
UK Pension Scheme
Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us.
Gratuity
In accordance with Indian and Sri Lankan laws, we provide for gratuity pursuant to a defined benefit retirement plan covering all our employees in India and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement death, incapacitation or on termination of employment in an amount based on the employee’s salary and length of service with us (subject to a maximum of approximately $8,000 per employee in India). In India, we provide the gratuity benefit of two Indian subsidiaries through actuarially determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India, or LIC, and AVIVA Life Insurance Company Pvt. Ltd., or AVIVA. Under this plan, the obligation to pay gratuity remains with us although LIC and AVIVA administer the plan. We contributed an aggregate of $0.1 million, $0.2 million and $0.1 million in fiscal 2007, fiscal 2006 and fiscal 2005, respectively, to LIC and AVIVA. Our Sri Lanka subsidiaries and one Indian subsidiary have unfunded gratuity obligations.
Compensated Absence
Our liability for compensated absences is determined on an accrual basis for the entire unused vacation balance standing to the credit of each employee as at year-end and were charged to income in the year in which they accrue.
2002 Stock Incentive Plan
We adopted the 2002 Stock Incentive Plan on July 3, 2002 to help attract and retain the best available personnel to serve us and our subsidiaries as officers, directors and employees. We terminated the 2002 Stock

Incentive Plan upon our adoption of the 2006 Incentive Award Plan effective upon the pricing of our initial public offering as described below. Upon termination of the 2002 Stock Incentive Plan, the shares that would otherwise have been available for the grant under the 2002 Stock Incentive Plan were effectively rolled over into the 2006 Incentive Award Plan, and any awards outstanding remain in full force and effect in accordance with the terms of the 2002 Stock Incentive Plan.
Administration. The 2002 Stock Incentive Plan is administered by our board of directors, which may delegate its authority to a committee (in either case, the “Administrator”). The Administrator has complete authority, subject to the terms of the 2002 Stock Incentive Plan and applicable law, to make all determinations necessary or advisable for the administration of the 2002 Stock Incentive Plan.
Eligibility. Under the 2002 Stock Incentive Plan, the Administrator was authorized to grant stock options to our officers, directors and employees, and those of our subsidiaries, subject to the terms and conditions of the 2002 Stock Incentive Plan.
Stock Options. Stock options vest and become exercisable as determined by the Administrator and set forth in individual stock option agreements, but may not, in any event, be exercised later than ten years after their grant dates. In addition, stock options may be exercised prior to vesting in some cases. Upon exercise, an optionee must tender the full exercise price of the stock option in cash, check or other form acceptable to the Administrator, at which time the stock options are generally subject to applicable income, employment and other withholding taxes. Stock options may, in the sole discretion of the Administrator as set forth in applicable award agreements, continue to be exercisable for a period following an optionee’s termination of service. Shares issued in respect of exercised stock options may be subject to additional transfer restrictions. Any grants of stock options under the 2002 Stock Incentive Plan to US participants were in the form of nonqualified stock options. Optionees, other than optionees who are employees of our subsidiaries in India, are entitled to exercise their stock options for shares or ADSs in the company.
Corporate Transactions. If we engage in a merger or similar corporate transaction, except as may otherwise be provided in an individual award agreement, outstanding stock options will be terminated unless they are assumed by a successor corporation. In addition, the Administrator has broad discretion to adjust the 2002 Stock Incentive Plan and any stock options thereunder to account for any changes in our capitalization.
Amendment. Our board of directors may amend or suspend the 2002 Stock Incentive Plan at any time, provided that any such amendment or suspension must not impact any holder of outstanding stock options without such holder’s consent.
Transferability of Stock Options. Each stock option may be exercised during the optionee’s lifetime only by the optionee. No stock option may be sold, pledged, assigned, hypothecated, transferred or disposed of by an optionee other than by express permission of the Administrator (only in the case of employees of non-Indian subsidiaries), by will or by the laws of descent and distribution.
Number of Shares Authorized; Outstanding Options. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan, of which options to purchase 2,116,266 ordinary shares were issued and exercised and options to purchase 3,875,655 ordinary shares were issued and outstanding. Of the options to purchase 3,875,655 ordinary shares, options to purchase 2,093,387 ordinary shares have been exercised and options to purchase 1,682,814 ordinary shares remain outstanding as of May 31, 2007. As of May 31, 2007, options under the 2002 Stock Incentive Plan to purchase an aggregate of 653,915 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from £0.9970 to £7.0000. The expiration dates of these options range from July 1, 2012 to February 21, 2016. Options granted under the 2002 Stock Incentive Plan that are forfeited, lapsed or canceled, settled in cash, that expire or are repurchased by us at the original purchase price would have been available for grant under the 2002 Stock Incentive Plan and would be effectively rolled over into the 2006 Incentive Award Plan.

2006 Incentive Award Plan
We adopted the 2006 Incentive Award Plan on June 1, 2006. The purpose of the 2006 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan is further intended to provide us with the ability to motivate, attract and retain the services of these individuals.
Shares Available for Awards. Subject to certain adjustments set forth in the 2006 Incentive Award Plan, the maximum number of shares that may be issued or awarded under the 2006 Incentive Award Plan is equal to the sum of (x) 3,000,000 shares, (y) any shares that remain available for grant under the Stock Incentive Plan, and (z) any shares subject to awards under the Stock Incentive Plan which terminate, expire or lapse for any reason or are settled in cash on or after the effective date of the 2006 Incentive Award Plan. The maximum number of shares which may be subject to awards granted to any one participant during any calendar year is 500,000 shares and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $10,000,000. To the extent that an award terminates or is settled in cash, any shares subject to the award will again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award will not be available for subsequent grant. Except as described below with respect to independent directors, no determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2006 Incentive Award Plan.
Administration. The 2006 Incentive Award Plan is administered by our board of directors, which may delegate its authority to a committee. We anticipate that the compensation committee of our board of directors will administer the 2006 Incentive Award Plan, except that our board of directors will administer the plan with respect to awards granted to our independent directors. The plan administrator will determine eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator will not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.
Eligibility. Our employees, consultants and directors and those of our subsidiaries are eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code.
Awards
•	Options. The plan administrator may grant options on shares. The per share option exercise price of all options granted pursuant to the 2006 Incentive Award Plan will not be less than 100% of the fair market value of a share on the date of grant. No incentive stock option may be granted to a grantee who owns more than 10% of our outstanding shares unless the exercise price is at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive stock option become exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess will be treated as a nonqualified option. The plan administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the plan administrator (and may involve a cashless exercise of the option). The term of options granted under the 2006 Incentive Award Plan may not exceed 10 years from the date of grant. However, the term of an incentive stock option granted to a person who owns more than 10% of our outstanding shares on the date of grant may not exceed five years.

Under the 2006 Incentive Award Plan, our independent directors will each receive an option to purchase 14,000 shares initially and an option to purchase 7,000 shares upon reelection to our board of directors at each annual meeting of shareholders thereafter. The options granted to independent directors will be non-qualified options with a per share exercise price equal to 100% of the fair market value of a share on the date that the option is granted. Options granted to independent directors will become exercisable in cumulative annual installments of 33 1/ 3% on each of the first, second and third anniversaries of the date of grant.

•	Restricted Shares. The plan administrator may grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

•	Share Appreciation Rights. The plan administrator may grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted may not exceed ten years from the date of grant. The plan administrator may elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

•	Performance Shares and Performance Shares Units. The plan administrator may grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards may be linked to performance criteria measured over performance periods as determined by the plan administrator.

•	Share Payments. The plan administrator may grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments may be based upon specific performance criteria determined by the plan administrator on the date such share payments are made or on any date thereafter.

•	Deferred Shares. The plan administrator may grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards will not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally will have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

•	Restricted Share Units. The plan administrator may grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator will specify the purchase price, if any, to be paid by the participant for such shares.

•	Performance Bonus Awards. The plan administrator may grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Internal Revenue Code may be a performance-based award as described below.

•	Performance-Based Awards. The plan administrator may grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Internal Revenue Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Internal Revenue Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator will determine the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.
Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that may be issued under the 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.
Change in Control. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each participant the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.
Vesting of Full Value Awards. Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the 2006 Incentive Award Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of our change in control or other special circumstances.
Non-transferability. Awards granted under the 2006 Incentive Award Plan are generally not transferable.
Termination or Amendment. Unless terminated earlier, the 2006 Incentive Award Plan will remain in effect for a period of ten years from its effective date, after which no award may be granted under the 2006 Incentive Award Plan. With the approval of our board of directors, the plan administrator may terminate or amend the 2006 Incentive Award Plan at any time. However, shareholder approval will be required for any amendment (i) to the extent required by applicable law, regulation or stock exchange rule, (ii) to increase the number of shares available under the 2006 Incentive Award Plan, (iii) to permit the grant of options or share appreciation rights with an exercise price below fair market value on the date of grant, (iv) to extend the exercise period for an option or share appreciation right beyond ten years from the date of grant, or (v) that results in a material increase in benefits or a change in eligibility requirements. Any amendment or termination must not materially adversely affect any participant without such participant’s consent.
Outstanding Awards. As of May 31, 2007, options or RSUs to purchase an aggregate of 1,517,316 ordinary shares were outstanding, out of which options or restricted share units to purchase 900,463 ordinary shares were held by all our directors and executive officers as a group. The exercise prices of these options range from $20.00 to $30.31 and the expiration dates of these options range from July 25, 2016 to April 6, 2017. There is no purchase price for the RSUs.
Fringe Benefit Tax
In May 2007, the government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and RSUs granted to employees. The fringe benefit tax is payable by the employer at the rate of 33.99% on the difference between the fair market value of the options and the RSUs on the date of vesting of the options and the RSUs and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. The government of India has not published its guidelines on how the fair market value of the options should be determined. The new legislation permits the employer to recover the fringe benefit tax from the employees. However, we may decide not to recover, or we may be unsuccessful in recovering, the fringe benefit tax from our employees.
BOARD PRACTICES
Composition of the Board of Directors
Our Memorandum and Articles of Association provide that our board of directors consists of not less than three directors, and such maximum number as our directors may determine from time to time. Our board of directors currently consists of eight directors. Messrs. Herr, Parekh, Bernays and Sir Anthony satisfy the “independence” requirements of the NYSE rules.
All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:
•	Class I, whose term will expire at the annual general meeting to be held in July 2007;

•	Class II, whose term will expire at the annual general meeting to be held in 2008; and

•	Class III, whose term will expire at the annual general meeting to be held in 2009.
The appointments of Mr. Guy Sochovsky, Mr. Richard O. Bernays and Sir Anthony Armitage Greener will expire at the next annual general meeting to be held in July 2007. We will seek shareholders’ approval for the re-election of Mr. Bernays and Sir Anthony at the next annual general meeting. Mr. Guy Sochovsky will resign as a director prior to the next annual general meeting in July 2007.
At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of management of our company.
There are no family relationships among any of our directors or executive officers. The employment agreements governing the services of two of our directors provide for benefits upon termination of employment as described above.
Our board of directors held 10 meetings in fiscal 2007.
Committees of the Board
Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee.
Audit Committee
The audit committee comprises four directors: Messrs. Eric Herr (Chairman), Deepak Parekh, Richard Bernays and Guy Sochovsky. Messrs. Herr, Parekh and Bernays satisfy the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend to comply with the Sarbanes-Oxley Act of 2002 and the NYSE rules, which require that the audit committee be composed solely of directors who will satisfy the “independence” requirements of the NYSE rules and Rule 10A-3 of the Exchange Act within one year from the date of our initial public offering in July 2006. Sir Anthony Armitage Greener, who satisfies the “independence” requirements of the NYSE rules and Rule 10A-3 of the Exchange Act, will be appointed as a member of our audit committee in place of Mr. Sochovsky upon his resignation as a director in July 2007. The principal duties and responsibilities of our audit committee are as follows:
•	to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	to review and appraise the audit efforts of our independent accountants and exercise ultimate authority over the relationship between us and our independent accountants; and

•	to provide an open avenue of communication among the independent accountants, financial and senior management and the board of directors.
The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Mr. Herr serves as our audit committee financial expert, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

The audit committee held six meetings in fiscal 2007.
Compensation Committee
The compensation committee comprises four directors: Messrs. Ramesh Shah (Chairman), Eric Herr, Richard O. Bernays and Deepak Parekh. We intend to comply with the requirements of the NYSE rules, which require that the compensation committee be composed solely of independent directors within one year of the completion of our initial public offering in July 2006. Sir Anthony Armitage Greener, who satisfies the “independence” requirements of the NYSE rules, will be appointed as a member of our compensation committee in place of Mr. Shah in July 2007. Mr. Bernays will be appointed as Chairman of the compensation committee in place of Mr. Shah in July 2007. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The compensation committee also administers the 2002 Stock Incentive Plan and the 2006 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our board of directors.
The compensation committee held five meetings in fiscal 2007.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee comprises four directors: Messrs. Deepak Parekh (Chairman), Eric Herr, Richard O. Bernays and Jeremy Young. We intend to comply with the requirements of the NYSE rules, which require that the nominating and corporate governance committee be composed solely of independent directors within one year of the completion of our initial public offering in July 2006. Sir Anthony Armitage Greener, who satisfies the “independence” requirements of the NYSE rules, will be appointed as a member of our nominating and corporate governance committee in place of Mr. Young in July 2007. The principal duties and responsibilities of the nominating and governance committee are as follows:
•	to assist the board of directors by identifying individuals qualified to become board members and members of board committees, to recommend to the board of directors nominees for the next annual meeting of shareholders, and to recommend to the board of directors nominees for each committee of the board of directors;

•	to monitor our corporate governance structure; and

•	to periodically review and recommend to the board of directors any proposed changes to the corporate governance guidelines applicable to us.
The nominating and corporate governance committee held three meetings in fiscal 2007.
SHARE OWNERSHIP FOR DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2007 by each of our directors and all our directors and executive officers as a group. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of May 31, 2007 are based on an aggregate of 41,895,246 ordinary shares outstanding as of that date.

	Number of Ordinary Shares
	Beneficially Owned
Name	Number	Percent
Directors
Ramesh N. Shah(1)	374,165	0.89%

Neeraj Bhargava(2)	210,251	0.50%

	Number of Ordinary Shares
	Beneficially Owned
Name	Number	Percent
Jeremy Young(3)	21,366,644	51.00%
Guy Sochovsky(4)	—	—
Eric B. Herr	4,666	0.01%
Deepak S. Parekh	4,666	0.01%
Richard O. Bernays	—	—
Anthony Armitage Greener	—	—
Executive Officers
Zubin Dubash	177,498	0.42%
Alan Stephen Dunning	328,299	0.78%
Anup Gupta	83,964	0.20%
Bernard Donoghue	134,581	0.32%
J.J. Selvadurai	278,665	0.67%
Anish Nanavaty	9,583	0.02%
Arjun Singh	—	—
All our directors and executive officers as a group (15 persons) (5)	22,972,982	54.83%

Notes:

(1)	Of the 374,165 shares beneficially owned by Ramesh N. Shah, 150,000 shares are indirectly held via a trust which is controlled by Mr. Shah, and the remainder are held directly.

(2)	Of the 210,251 shares beneficially owned by Neeraj Bhargava, 90,000 shares are indirectly held via a trust which is controlled by Mr. Bhargava, and the remainder is held directly.

(3)	Jeremy Young is a director of our company and a Managing Director and member of Warburg Pincus LLC. All shares indicated as owned by Mr. Young was a result of their affiliation with the Warburg Pincus entities. Mr. Young disclaim beneficial ownership of all shares held by the Warburg Pincus entities.

(4)	Guy Sochovsky is a Vice President of Warburg Pincus LLC. Mr. Sochovsky does not have voting or investment discretion with respect to the shares of our company held by Warburg, Pincus, and therefore he is not deemed to beneficially own such shares.

(5)	Includes the shares beneficially owned by Jeremy Young, nominee director of Warburg Pincus, because of his affiliation with the Warburg Pincus entities. Mr. Young disclaims beneficial ownership of all shares held by the Warburg Pincus entities.
MAJOR SHAREHOLDERS
The following table sets forth information regarding beneficial ownership of our ordinary shares as of May 31, 2007 held by each person who is known to us to have 5.0% or more beneficial share ownership based on an aggregate of 41,895,246 ordinary shares outstanding as of that date.
Prior to our initial public offering in July 2006, Warburg Pincus owned 64.70%, British Airways owned 14.61% and Theodore Agnew owned 5.54% of our then outstanding shares. Warburg Pincus sold 1,490,000 of its ordinary shares, British Airways sold its entire shareholding and Theodore Agnew sold 1,075,925 of his shares in our initial public offering, following which Warburg Pincus owned 53.64% and Theodore Agnew owned 2.21% of our then outstanding shares and British Airways ceased to be a shareholder.
Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Warburg Pincus(1)	21,366,644	51.00%
FMR Corp. (2)	4,129,951	9.86%
Tiger Global Management, L.L.C.(3)	2,246,266	5.36%

Notes:

(1)	Information based on a report on Schedule 13G jointly filed with the Commission on August 22, 2006 by Warburg Pincus Private Equity VIII, L.P., or WP VIII, Warburg Pincus International Partners, L.P., or WPIP, Warburg Pincus Netherlands International Partners I, CV, or WP Netherlands, Warburg, Pincus Partners, LLC, or WPP LLC, Warburg, Pincus & Co., or Warburg Pincus, and Warburg Pincus LLC, or WP LLC. The sole general partner of each of WP VIII, WPIP and WP Netherlands is WPP LLC. WPP LLC is managed by Warburg Pincus. WP LLC manages each of WP VIII, WPIP and WP Netherlands. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of Warburg Pincus and Co-President and Managing Members of WP LLC. Each of Warburg Pincus, WPP LLC, WP LLC, Mr. Kaye and Mr. Landy disclaims beneficial ownership of the ordinary shares except to the extent of any indirect pecuniary interest therein.

(2)	Information based on a report on Schedule 13G jointly filed with the Commission on May 10, 2007 by FMR Corp., Edward C. Johnson 3d, Chairman of FMR Corp., Fidelity Management & Research Company and Fidelity Mid Cap Stock Fund. FMR Corp. and Mr. Johnson reported that they each have sole voting and investment power for all the 4,129,951 ordinary shares.

(3)	Information based on a report on Schedule 13G jointly filed with the Commission on September 26, 2006 by Mr. Charles P. Coleman, III and Tiger Global Management, L.L.C., or Tiger. Tiger serves as the management company of two domestic private investment partnerships. Tiger also serves as the investment manager of an offshore investment vehicle. Mr. Coleman is the managing member of Tiger. Accordingly, Tiger may be deemed to beneficially own the securities owned by the various entities managed by Tiger.
None of our major shareholders have different voting rights from our other shareholders.
As of May 31, 2007, 21,548,153 of our ordinary shares, representing 51.43% of our outstanding ordinary shares, were held by a total of 10 holders of record with addresses in the U.S. As of the same date, 18,703,765 of our ADSs (representing 18,703,765 ordinary shares), representing 44.64% of our outstanding ordinary shares, were held by a total of one registered holder of record with addresses in and outside of the U.S. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.
RELATED PARTY TRANSACTIONS
In May 2002, we entered into a Registration Rights Agreement, or the Registration Rights Agreement, pursuant to which we had granted, subject to certain conditions, to our shareholders, Warburg Pincus and British Airways (so long as British Airways holds not less than 20% of our ordinary shares on a fully diluted basis), certain demand registration rights which entitled these shareholders to require us to use our reasonable efforts to prepare and file a registration statement under the Securities Act. Pursuant to the Registration Rights Agreement, we had also granted, subject to certain conditions, to Warburg Pincus and British Airways certain piggy-back registration rights entitling these shareholders to sell their respective ordinary shares in a registered offering of the company. We had agreed to bear the expenses incurred in connection with such registrations, excluding underwriting discounts and commissions and certain shareholder legal fees. We had also agreed, under certain circumstances, to indemnify the underwriters in connection with such registrations. Our shareholders, Warburg Pincus and British Airways, had agreed to indemnify us and the underwriters in connection with any such registrations provided that their obligation to indemnify is limited to the amount of sale proceeds received by them.
Pursuant to the terms of the Registration Rights Agreement, we were prohibited from entering into any merger, consolidation or reorganization in which the company would not be the surviving corporation unless the successor corporation agrees to assume the obligations and duties of the company under the Registration Rights Agreement. We were also prohibited, except with the prior written consent of Warburg Pincus and British Airways, from entering into similar agreements granting registration rights to any shareholder or prospective shareholder. Following the completion of our initial public offering in July 2006, British Airways ceased to be our shareholder and its rights under the Registration Rights Agreement terminated. The Registration Rights Agreement expired on May 20, 2007.
In May 2002, we entered into a master services agreement with British Airways, which was a principal shareholder until it sold its entire shareholding in our initial public offering in July 2006. This agreement provided that we would render business process outsourcing services to British Airways and its affiliates as per services level agreements agreed between us and British Airways. The agreement had a term of five years and would have expired in March 2007. In July 2006, we entered into a contract with British Airways which replaced this 2002 agreement. The renewed contract will expire in May 2012. In fiscal 2007, British Airways accounted for $15 million of our revenue, representing 4.3% of our revenue and 6.8% of our revenue less repair payments. In fiscal 2006 and fiscal 2005, British Airways accounted for $14.7 million and $16.4 million of our revenue, representing 7.2% and 10.1% of our revenue and representing 9.9% and 16.5% of our revenue less repair payments.
In fiscal 2003, we entered into agreements with certain affiliates of another of our principal shareholders, Warburg Pincus, to provide business process outsourcing services. In fiscal 2007, fiscal 2006 and fiscal 2005, these affiliates in the aggregate accounted for $2.2 million, $1.6 million and $1.1 million, representing 0.6%, 0.8% and 0.7% of our revenue and 1.0%, 1.1% and 1.1% of our revenue less repair payments. We have also entered into agreements with certain other affiliates of Warburg Pincus under which we purchase equipment and certain enterprise resource planning services from them. In fiscal 2007, fiscal 2006 and fiscal 2005, these affiliates in the aggregate accounted for $202,087, $193,000 and $19,000 in expenses.
In fiscal 2004, we entered into an agreement with Flovate Technologies Limited, or Flovate, a company in which Edwin Donald Harrell, who was until April 2006 one of our executive officers, is a majority shareholder, under which we license certain software. Flovate is engaged in the development and maintenance of software products and solutions primarily used by WNS Assistance in providing services to its customers. In fiscal 2007, fiscal 2006 and fiscal 2005, payments by us to Flovate pursuant to this agreement amounted to $4.6 million, $3.1 million and $3.3 million in the aggregate.
On June 6, 2007, we entered into an agreement with Mr. Harrell, Theodore Agnew and Clare Margaret Agnew to purchase all the shares of Flovate for a consideration comprising £3,252,000 in cash and have deposited an additional retention amount of £700,000 into an escrow account. The amount deposited in the escrow account will be payable to the selling shareholders on June 11, 2008, subject to certain performance conditions being satisfied by the selling shareholders, and after deducting any amount required to be reimbursed to us by the selling shareholders for expenditures borne by us in connection with the performance of certain post completion projects under the agreement and any amount for which Flovate is liable in respect of any claim made against Flovate of which liability is admitted or which has been finally adjudicated by a court against Flovate prior to June 11, 2008.
In fiscal 2006, WP International Holdings II LLC, an affiliate of our majority shareholder, Warburg Pincus, extended a loan of £74,783 to our executive officer, Edwin Harrell. The purpose of this loan was to assist Mr. Harrell to finance the purchase of our ordinary shares upon exercise of his stock options. The loan was repaid by Mr. Harrell in April 2006.
In fiscal 2006, WP International Holdings II LLC, an affiliate of our majority shareholder, Warburg Pincus, extended a loan of £139,999 to one of our executive officers, J. J. Selvadurai. The purpose of this loan was to assist Mr. Selvadurai to finance the purchase of our ordinary shares upon exercise of his stock options. The loan was repaid by Mr. Selvadurai in March 2006.
AUDIT MATTERS
Ernst & Young has served as our independent registered public accounting firm since fiscal 2003. The following table shows the fees we paid or accrued for the audit and other services provided by Ernst & Young for fiscal 2007 and 2006.

	Fiscal
	2007	2006
	(in thousands)
Audit fees	$400,000	$620,000
Audit-related fees	250,000	80,000
Tax fees	327,414	92,000
All other fees	224,900	1,950,000

Audit fees. This category consists of fees billed for the audit of financial statements, quarterly review of financial statements and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; statutory audits required by non-US jurisdictions; comfort letters and consents; attest services; and assistance with and review of documents filed with the Commission.
Audit-related fees. This category consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include internal control reviews of new systems, program and projects; review of security controls and operational effectiveness of systems.
Tax fees. This category includes fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities and tax planning services.
All other fees. This category includes fees billed for due diligence related to acquisitions, accounting assistance, audits in connection with proposed or completed acquisitions and employee benefit plans audits. In addition, fees incurred under this category in fiscal 2006 included fees incurred in connection with our initial public offering.
Audit Committee Pre-approval Process
Our audit committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit. All of the services provided by Ernst & Young during the last fiscal year have been approved by the audit committee.
STOCK PERFORMANCE GRAPH
The stock performance graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933 or under the U.S. Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.
This graph below compares the total shareholder return of the Company’s American Depositary Shares (“ADSs”), each represented by one ordinary share, with the S&P 500 index, the NYSE composite index and our peer group index over a period from July 26, 2006 to March 31, 2007. Our peer group index is constructed based on the following selected peer group of companies: Infosys Technologies Limited, Wipro Limited, Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited (trading on the Bombay Stock Exchange and National Stock Exchange, India) and Exlservice Holdings, Inc. We believe that these companies most closely resemble business mix and that their performance is representative of our industry. The returns of the component entities of our peer group index are weighed according to the market capitalization of each entity as of the beginning of each period for which a return is presented. July 26, 2006 was the first day of trading in the Company’s ADSs. The total shareholder return assumes $100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 index, the NYSE composite index and our peer group index. It also assumes reinvestment of all dividends.
Pursuant to the rules and interpretations of the U.S. Securities and Exchange Commission, the graph is calculated using, as the beginning measurement point, the closing price of the Company’s ADSs on July 26, 2006, which was $24.50. The initial public offering price of the Company’s ADSs was $20.00 per share.

The comparisons in the graph are based on historical data and are not intended to forecast the possible future performance of the Company’s ADSs or ordinary shares. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

Cumulative Total Return
Based upon an initial investment of $100 on July 26, 2006
with dividends reinvested